                                    LAW FIRM
                       BLACKWELL SANDERS PEPER MARTIN LLP
                4801 MAIN STREET SUITE 1000 KANSAS CITY, MO 64112
                   P.O. BOX 219777 KANSAS CITY, MO 64121-6777
                     TEL: (816) 983-8000 FAX: (816) 983-8080
                        WEBSITE: www.blackwellsanders.com

Greg S. Steinberg                                     DIRECT FAX: (816) 983-8080
DIRECT: (816) 983-8387                   E-MAIL: gsteinberg@blackwellsanders.com

                                October 28, 2005

VIA EDGAR TRANSMISSION

Ms. Linda Crvkel
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

         Re:      Collins Industries, Inc.
                  Form 10-K for the fiscal year ended October 31, 2004
                  Filed March 3, 2005
                  Form 10-Q for the fiscal quarter ended July 31, 2005
                  (File No. 0-12619)

Dear Ms. Crvkel:

     On behalf of Collins Industries, Inc. (the "company"), I am writing to respond to the comments of the staff (the "staff") of the Division of
Corporation Finance of the Securities and Exchange Commission (the "Commission")
set forth in your letter dated October 11, 2005 with respect to the above-referenced filings (the "comment letter"). This letter is being filed with the Commission today.

     We are also providing a copy of this letter to Timothy P. Davis, Trial
Counsel for the Commission in the Ft. Worth, Texas office.

     For ease of reference, each of the staff's comments is reproduced below in its entirety in bold, followed by the corresponding response.

Form 10-K for the year ended October 31, 2004

Item 1.  Business, page 1
Research and Development Costs, page 5

     1.   We note that you have included in costs of sales research and development work performed on the production line. Please clarify for us why these amounts are

  KANSAS CITY, MISSOURI•ST. LOUIS, MISSOURI•OVERLAND PARK, KANSAS•OMAHA, NEBRASKA
SPRINGFIELD, MISSOURI•EDWARDSVILLE, ILLINOIS•WASHINGTON, D.C.•LONDON, UNITED KINGDOM

                           AFFILIATES: LEEDS•MANCHESTER
                        MEMBER OF THE WORLD SERVICES GROUP

                                    LAW FIRM
                         BLACKWELL SANDERS PEPER MARTIN
                                      LLP

Ms. Linda Crvkel
October 28, 2005

          properly classified in cost of sales and quantity amounts for each year presented. Include in your response, if the research and development costs were a material component of cost of sales, the impact on your profit margin.

     Response: The Form 10-K narrative discusses day-to-day operations, process improvements, and customer directed and paid-for specifications. The company performs customer-directed research and development work under contract, which is why these amounts were included in cost of sales. In the future, we propose to revise the disclosure to note that the company performs customer-directed research and development work under contract.
     The research and development costs were $137,515, $23,123, and $26,561 for fiscal years 2002, 2003, and 2004, respectively. The research and development costs were not a material component of cost of sales and, therefore, did not materially impact the company's profit margin.

Financial Statements, page 30
Consolidated Statements of Income and Comprehensive Income, page 31

     2.   We note from the discussion in MD&A that you have reflected gains on sales of land and buildings as a component of other income (expense)
          in your consolidated statements of income. In future filings, please revise to reflect any gains or losses on the disposal of such property as a component of income from operations. Refer to the requirements of footnote 68 to SAB Topic 13 and paragraph 45 of SFAS No. 144. In addition, revise the notes to your financial statements to include the disclosures outlined in 47 of SFAS No. 144 with respect to assets sold during the periods presented in your consolidated statements of income.

     Response: The company will revise future filings (i) to reflect any gains or losses on the disposal of such property as a component of income from operations and (ii) to include the disclosures outlined in 47 of SFAS No.
     144 with respect to assets sold during the periods presented in the company's consolidated statements of income.

Notes to Consolidated Financial Statements, page 35
Note 1.  Summary of Significant Accounting Policies, page 35
(d) Inventories, page 35

     3.   Please clarify for us your accounting for the consigned chassis. We note from page 3 that you take title to the chassis when you select an individual item and subsequently become liable for payment of the consigned item. We further note from paragraph (f) on page 49 that
          "the Company accounts for the chassis as consigned inventory" and that you have a line item in your inventory breakdown on

                                    LAW FIRM
                         BLACKWELL SANDERS PEPER MARTIN
                                      LLP

Ms. Linda Crvkel
October 28, 2005

          page 35 for chassis. Please explain what comprises the line item
          "Chassis" in your inventory breakdown. Also, please clarify if you have title to the items included and explain how value the chassis reflected in your inventory balances.

     Response: A "chassis" is basically a truck frame, engine, and driver compartment supplied by a large manufacturer, such as General Motors or
     Ford.

     Consigned inventory refers to chassis units that have been delivered by the supplier to the company and stored on company facilities. However, the consigned chassis are not the property of the company and the company has no obligation to pay for these chassis unless and until the company determines to purchase the chassis and use it in the production process.

     Chassis inventory is comprised of any chassis that the company has purchased and taken title from the manufacturer. Chassis inventory is valued on the balance sheet at cost.

(h) Revenue Recognition, page 37

     4.   We note from page 2 that you sell products through both direct sales and distributors. Please describe the significant terms of your agreements with resellers or distributors, including payment, return, exchange, price protection and other significant matters. Also address your accounting for any of the referenced items that are applicable to you. Consider the need to revise future filings to address our concerns.

     Response: Wheeled Coach dealer terms are cash on delivery. There are no return, exchange, or price protection agreements. Collins Bus and Mid Bus dealer terms require payment prior to delivery. Title passes upon payment for each unit. Dealers have no return or exchange rights and no price protection.

     It is customary practice for companies in the specialty vehicle industry to enter into repurchase agreements with financing institutions to provide floor plan financing for dealers. In the event of a dealer default, these agreements generally require the repurchase of products at the original invoice price net of certain adjustments. The risk of loss under the agreements is limited to the risk that market prices for these products may decline between the time of delivery to the dealer and time of repurchase by the company. The risk is spread over numerous dealers and the company has not incurred significant losses under these agreements. In the opinion of management, any future losses under these agreements will not have a material adverse effect on the company's financial position or results of operations. The company's repurchase obligation under these agreements is limited to vehicles which are in new condition and as to which the

                                    LAW FIRM
                         BLACKWELL SANDERS PEPER MARTIN
                                      LLP

Ms. Linda Crvkel
October 28, 2005

dealer still holds title. The company's contingent obligation under such agreements was approximately $1,188,000 at October 31, 2004.

     The company will revise future filings to reflect these additional disclosures.

     5.   In a related matter, please expand your discussion in future filings to explain your revenue recognition policies concerning all customers that are offered return or price protection rights. This would include addressing whether end users are offered rights of return and your need for an allowance, if any, related thereto. Finally, demonstrate your compliance with SFAS 48 for all such transactions. We may have further comments after reviewing your response.

     Response: The company does not currently offer any return or price protection rights to its customers. In future filings, the company will expand its discussion to explain its revenue recognition policies concerning all customers, if any, that are offered return or price protection rights, including addressing whether end users are offered rights of return and the company's need for an allowance, if any, related thereto by describing the general return or price protection rights.

     The company meets all of the requirements of SFAS 48, which allows the company to recognize revenue when the right to return exists if all of the following conditions are met:

     •    Price to buyer is substantially fixed at the date of sale.
     •    Buyer has or is obligated to pay seller, and it is not contingent on product resale.
     •    Buyer obligation not changed in event of theft or product damage.
     •    Buyer acquiring the product for resale has economic substance apart from that provided by the seller.
     •    Seller does not have significant obligations for future performance to bring about resale of the product by the buyer.
     •    Amount of future returns can be reasonably estimated.

     In future filings, the company will demonstrate its compliance with SFAS 48 for all such transactions by listing the requirements of SFAS 48.

     6.   You disclose that you recognize revenue "at the earlier of completion of the vehicle and receipt of full payment or shipment or delivery to the customer." Please clarify for us how the four revenue recognition criteria of SAB 104 are met prior to recognizing revenue in each of these circumstances.

                                    LAW FIRM
                         BLACKWELL SANDERS PEPER MARTIN
                                      LLP

Ms. Linda Crvkel
October 28, 2005

     Response: Staff Accounting Bulletin No. 104 states: "The staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met:

     •    Persuasive evidence of an arrangement exists;
     •    Delivery has occurred or services have been rendered;
     •    The seller's price to the buyer is fixed or determinable; and
     •    Collectibility is reasonably assured."

     The company does not recognize revenue until each of the four criteria listed above are met. In most cases, revenue is recognized upon delivery of the company's product to the buyer.

     In a small number of cases, the company will recognize revenue when physical delivery has not occurred when the following criteria are met:

     •    Risk of ownership has passed to the buyer;
     •    The buyer has made a fixed commitment to purchase the goods;
     •    The buyer has requested the transaction be on a bill and hold basis and the buyer has a substantial business purpose for ordering the goods on a bill and hold basis;
     •    There is a fixed schedule for delivery of the goods;
     •    The company does not retain any specific performance obligations such that the earnings process is not complete;
     •    The goods are segregated from the company's inventory and are not subject to being used to fill other orders; and
     •    The goods are complete and ready for shipment.

The value of the bill and hold units at October 31, 2004, was $2.3 million.

Note 6.  Capital Stock, page 46
Stock-based Compensation Plans, page 46

     7.   We note from the disclosures provided in Note 6 that the Company has issued restricted stock awards to its officers, employees, and directors during all periods presented in the Company's financial statements. In future filings, please revise the notes to the
          Company's financial statements to disclose the weighted-average grant date fair value of the restricted shares issued each period as well as the amount of compensation expense recognized in the Company's financial statements in connection with these awards. Refer to the requirements of paragraphs 47c and 47e of SFAS No. 123.

                                    LAW FIRM
                         BLACKWELL SANDERS PEPER MARTIN
                                      LLP

Ms. Linda Crvkel
October 28, 2005

     Response: In future filings, the company will revise the disclosure in the notes to the company's financial statements to meet the requirements of paragraphs 47c and 47e of SFAS No. 123.

Note 8.  Commitments and Contingencies, page 48
(b) Repurchase Agreements, page 48

     8.   We note the disclosure indicating that the Company may be required to repurchase its products in the event one of its dealers defaults under their floor plan financing arrangements. Please tell us and clarify in your footnote disclosures whether any accruals for potential losses in connection with these arrangements have been reflected in your financial statements, including the methods and significant assumptions used in estimating the accruals. If no accruals have been recognized, please explain why. In addition, please explain why your contingent obligations with respect to these arrangements have increased from approximately $1.1 million at October 1, 2004 to approximately $3.7 million at July 31, 2005.

     Response: There is no accrual reflected in the financial statements because the company has no evidence or expectation of a dealer default. Since 2000, the company has only had one event of default by a dealer under the floor plan financing arrangement in which the company was required to repurchase units. This event represents 8 units of the approximately 14,000 units that the company has delivered since 2000. The company honored the arrangement and sold the units to another buyer. In this case, the proceeds from the defaulting dealer and the ultimate buyer were such that no loss was recognized on this transaction. Lastly, the increase in the amount of the contingent obligation is due to the seasonality of the School Bus market.

General

     9.   In future filings please provide Schedule II or tell us why you are not required to do so.

     Response: As of October 31, 2004, the company's allowance for doubtful accounts was $174,000. The company's Valuation and Qualifying Accounts are not material and therefore, Schedule II is not currently required. In future filings, the company will disclose the required information in the footnotes rather than in Schedule II.

                                    LAW FIRM
                         BLACKWELL SANDERS PEPER MARTIN
                                      LLP

Ms. Linda Crvkel
October 28, 2005

Form 10-Q for the quarter ended July 31, 2005
Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 15
Results of Operations, page 16
Bus Segment, page 18
Nine months ended July 31, page 18

     10.  We refer you to the last sentence of the first paragraph on page 19.
          Please clarify what is meant by "sales policy allowances" and why these amounts are classified in selling, general and administrative expenses. Your response should explain how these allowances are recognized in your financial statements and why you believe classification in selling, general and administrative expense is appropriate.

     Response: Sales policy allowances are items that fall outside of the company's warranty requirements and are provided at the discretion of management. For example, the allowance could relate to a repair that would have normally been covered by warranty but the mileage and/or timeframe have been exceeded. Sales policy allowances are expensed as incurred unless the company becomes aware of a persuasive issue that would require accrual.

     The company's sales policy allowances were higher in FY 2004 because it made payments to several contractors as a customer accommodation due to their overall dissatisfaction with the quality of the company's products, to settle several old outstanding claims. These payments were not related to specific claims, but rather were related to a contractor's overall dissatisfaction with the quality of the company's products in the past. These payments were authorized to help ensure that the company retained these contractors as customers and to help improve customer relations. Therefore, the company considers these payments to be a selling expense.

Item 4.  Controls and Procedures, pages 25 and 26

     11.  We note that per the evaluation carried out by the CEO and CFO, controls were deemed effective for the first time in several fiscal quarters. However, the disclosure does not include specific changes in controls made to address the material weaknesses previously identified. Please tell us and explain in future filings what measures you took to ensure that the material weaknesses were remediated in order to conclude that controls were effective. Revise future filings to provide the proper disclosures concerning changes in internal controls. Please note that ANY changes in internal controls which have materially affected or are reasonably likely to affect the Company's internal control over financial reporting should be reported in your disclosures. Refer to SEC Release No. 33-8238, Section II.F.

                                    LAW FIRM
                         BLACKWELL SANDERS PEPER MARTIN
                                      LLP

Ms. Linda Crvkel
October 28, 2005

     Response: As a basis for concluding that controls were effective as of the end of the third quarter of FY 2005, the company took several measures to ensure that the material weaknesses previously identified were remediated. As reported in the company's Form 10-K for the fiscal year ended October 31, 2004 and Form
10-Q for the fiscal quarter ended July 31, 2005, on March 21, 2005, the company reported that the chief financial officer and the executive vice president of operations of the company had retired from the company, effective March 18,
2005. On March 30, 2005, the company reported the appointment of a new chief operating officer of the company, effective April 1, 2005. On May 12, 2005, the company reported the hiring of a new chief financial officer of the company. The company believes that these changes in senior personnel have lead to more open and candid communication within the company.

     Additionally, prior to the third quarter of FY 2005, management instituted the following procedures to address the material weaknesses previously identified:

         (i)   The President and Vice President - Finance and Chief Financial
               Officer of the company discuss at the annual President's Meeting the importance and seriousness of timely, accurate and complete financial reporting with the Vice President - Finance and Chief
               Financial Officer, Chief Operating Officer and Vice President of
               Marketing, each of whom report directly to the President, and each of their direct reports.

         (ii)  The President and Vice President - Finance and Chief Financial
               Officer of the company meet quarterly with the subsidiary
               presidents and subsidiary controllers to formally review the financial statements.

         (iii) The subsidiary presidents and the subsidiary controllers, on a quarterly basis, certify in writing in a Quarterly Disclosure
               Control Checklist the financial statements for their operations.

     The Board of Directors of the company formally ratified these procedures in the fourth quarter of FY 2005. The company continues to review its internal controls and will disclose in future filings the proper disclosures concerning changes in internal controls.

                                    * * * * *

     In accordance with your request in the comment letter, we have included a statement from the company acknowledging that:

                                    LAW FIRM
                         BLACKWELL SANDERS PEPER MARTIN
                                      LLP

Ms. Linda Crvkel
October 28, 2005

     •    the company is responsible for the adequacy and accuracy of the disclosure in the filings;

     •    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     •    the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding any of the responses, please feel free to call me at 816-983-8387.

                                       Very truly yours,

                                       BLACKWELL SANDERS PEPER MARTIN LLP

                                       By:  /s/ Gregory S. Steinberg
                                          --------------------------------------

                                                Gregory S. Steinberg

cc:      Timothy P. Davis, Securities and Exchange Commission
         Donald Lynn Collins
         Cletus Glasener

                            Collins Industries, Inc.
                15 Compound Drive Hutchinson, Kansas 67502-4349
                                 (620) 663-5551
                _______________________________________________

October 27, 2005

Via EDGAR Transmission
Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:      Collins Industries, Inc.
         Form 10-K for the fiscal year ended October 31, 2004
         Filed March 3, 2005
         Form 10-Q for the fiscal quarter ended July 31, 2005
         (File No. 0-12619)

Dear Ms. Cvrkel:

     In accordance  with your request in your letter dated October 11, 2005 with respect to the above-referenced filings, we acknowledge that:

     •    the  company is  responsible  for the  adequacy  and  accuracy  of the disclosure in the filings;

     •    staff  comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission ("Commission")
          from taking any action with respect to the filings; and

     •    the  company  may  not  assert  staff  comments  as a  defense  in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       Very truly yours,

                                       COLLINS INDUSTRIES, INC.

                                       By:  /s/ Cletus Glasener
                                          --------------------------------------
                                            Cletus Glasener, Vice President of
                                            Finance and Chief Financial Officer